SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. ____)*

Under the Securities and Exchange Act of 1934

PwrCor, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74709P103
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed: [ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74709P103

1	NAMES OF REPORTING PERSONS Wallace Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 858,290

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 858,290

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,290

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 1%

12	TYPE OF REPORTING PERSON IN

CUSIP No. 74709P103

1	NAMES OF REPORTING PERSONS Wentworth Dukeshire Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 29,456,540

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 29,456,540

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,456,540

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%

12	TYPE OF REPORTING PERSON OO

CUSIP No. 74709P103

Item 1(a).

Name of Issuer:

PwrCor, Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

60 East 42nd Street, Suite 4600

New York, NY 10165

Item 2(a).

Name of Person Filing:

Wallace Baker

Wentworth Dukeshire Trust

(the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

60 East 42nd Street, Suite 4600

New York, NY 10165

Item 2(c).

Citizenship:

United States of America

Item 2(d).

Title of Class of Securities:

Common Stock

(the “Common Stock”)

Item 2(e).

CUSIP Number:

74709P103

Item 3.

If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

[X]  Not Applicable

(a)

[  ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)

[  ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[  ]

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[  ]

Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)

[  ]

Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)

[  ]

Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)

[  ]

Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)

[  ]

Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP No. 74709P103

(i)

[  ]

Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)

[  ]

Non-US institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)

[  ]

Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as non-US institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of  institution:________________________.

Item 4.

Ownership.

(a)

Amount Beneficially Owned: 858,290

(b)

Percent of Class: Less than 1%

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote:  858,290.

(ii)

shared power to vote or to direct the vote: 29,456,540 shares (14.2% of the 207,662,722 issued and outstanding shares) of Common Stock held by Wentworth Dukeshire Trust, of which shares Wallace Baker disclaims beneficial ownership as he does not control the power to vote or dispose of these shares, although he is a beneficiary under the trust. The trust is controlled by independent trustees

(iii)

sole power to dispose or to direct the disposition of:  858,290.

(iv)

shared power to dispose or to direct the disposition of: 29,456,540 shares (14.2% of the 207,662,722 issued and outstanding shares) of Common Stock held by Wentworth Dukeshire Trust, of which shares Wallace Baker disclaims beneficial ownership as he does not control the power to vote or dispose of these shares, although he is a beneficiary under the trust. The trust is controlled by independent trustees.

Item 5.

Ownership of Five Percent or Less of a Class.

N/A

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certifications.

N/A

CUSIP No. 74709P103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018	/s/ Wallace Baker
Wallace Baker

WENTWORTH DUKESHIRE TRUST

By: /s/ Sarah Allen
Name: Sarah Allen Title: Trustee

By: /s/ Eileen Johnson
Name: Eileen Johnson Title: Trustee

EXHIBIT A

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Pursuant to Rule 13d-1(b)(1)(ii)(K) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

NAME	CLASSIFICATION

Wentworth Dukeshire Trust (the “Trust”)	The owner of common stock of the Issuer
Wallace Baker	A beneficiary of the Trust

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below (the “Joint Filers”) agree  to the joint filing on behalf of each of them of a Statement on Schedule 13G dated February 12, 2018 (including amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Receivable Acquisition and Management Corp., a Delaware Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 12, 2018	WENTWORTH DUKESHIRE TRUST

By:
/s/ Sarah Allen
	Name:	Sarah Allen
	Title:	Trustee

By:
/s/ Eileen Johnson
	Name:	Eileen Johnson
	Title:	Trustee

/s/ Wallace Baker
Wallace Baker